GENE

THE ROAD TO SUCCESS.

GENOME THERAPEUTICS CORPORATION 2001 ANNUAL REPORT

Genome Therapeutics is a biopharmaceutical company focused on the discovery and development of pharmaceutical and diagnostics products.


Total Revenues
$24.8m
$25.5m
$35.7m
99
00
01
Net Loss
$3.9m
$5.9m
$10.1m
99
00
01
Net Loss per Share
$(.21)
$(.27)
$(.45)
99
00
01



WE'VE COME A LONG WAY. NOW WE'RE ALMOST THERE.

Genome Therapeutics is on the path of growing from a genomics platform leader to a successful biopharmaceutical and product development company. We are at the forefront of our industry with eight product-focused programs that look to combat asthma, osteoporosis and infectious diseases. Our team consists of over 200 people focusing on a common goal of turning groundbreaking research into revolutionary products. We have had a successful year in reaching our scientific and business goals, and ask that you take a closer look at the progress of our journey over this past year.



WE'RE OFF AND





Steven M. Rauscher
Chief Executive Officer and President



Dear Fellow Shareholders

We're excited to report to you on our progress since our last annual report to shareholders. During this most recent chapter in our history, we have taken important tangible steps toward our long-stated goal of building Genome Therapeutics into a product-focused biopharmaceutical company.

We have many accomplishments to be proud of in 2001—scientific achievements, product development progress, and attainment of business goals—all with the shared objective of increasing shareholder value. Although the financial markets for biotech stocks have been disappointing over the past 18 months, we continue to focus on building long-term value. We have met our scientific and business objectives and have made great progress in advancing our drug discovery programs. We believe that as global biotech market conditions improve—and as we continue executing our plan to build a powerful biopharmaceutical business in which we discover, develop and market our own products—our efforts will be recognized more broadly by the investment community.

Some of our key accomplishments during the past year include:

- In-licensing our first product, Ramoplanin, a novel antibiotic currently in a Phase III clinical trial for the prevention of bloodstream infections
- Discovering two novel asthma susceptibility genes in our alliance with Schering-Plough; advancing that program into high-throughput screening for drug candidates
- Discovering a unique osteogenic gene associated with high bone mass, in our alliance to develop new products to treat or prevent osteoporosis with Wyeth; advancing that program to high-throughput screening for drug candidates
- Presenting the High Bone Mass gene discovery at two nationally recognized scientific conferences and publishing the scientific data in the *American Journal of Human Genetics*
- Announcing that AstraZeneca, our alliance partner for anti-ulcer products, had advanced a lead compound series to the optimization phase
- Receiving a $5 million milestone payment from Wyeth, the largest in our history
- Ending the year with more than $67 million in cash and equivalents, not including gross proceeds of $15 million raised in March 2002 through placement of convertible notes

Complementing our biopharmaceutical business, we provide genomics drug discovery services to many customers through our GenomeVision™ Services. Our revenues from these services increased 27% in 2001, and sales revenues from pharmaceutical and biotech companies more than doubled, benefiting from the mid-year expansion of our sales and marketing teams. We continue in our role as the only publicly traded company contributing to the completion of the prestigious Human Genome Project.

All of this is not possible without the experienced leadership team of our Company. Since our last report, we have recruited nearly 20 Ph.D.s and personnel in the areas of product discovery, clinical trial management and business development. We set about the mission of expanding our team and bringing in new products and we have executed exactly according to our plan. Our leadership team is dedicated to building a product-focused culture through the daily application of our mission—to turn science into products. Throughout the organization, we continually articulate our key values: integrity, innovation, focused performance, teamwork and leadership.

As we look to the future, we are dedicated to advancing our plan by expanding our portfolio of product opportunities. We have eight such programs today, and we plan to add at least one more in the coming year. In the next year, we expect to move closer toward completion of enrollment for the Ramoplanin Phase III trial, as well as initiate an additional trial to expand the label for this novel anti-infective agent. We are working diligently to in-license a second product candidate, and we expect that all of our earlier stage drug discovery programs with pharmaceutical partners will progress toward the clinic. Finally, we aim to expand our customer base for our GenomeVision™ Services business.

I want to offer special thanks to all our dedicated shareholders and employees for their support and encouragement as we work to build shareholder value. I look forward to reporting our progress over the coming months.

"We began down the road of building a product portfolio nearly eight years ago when we focused our business on genomics-based drug discovery. Today we have eight product-directed programs, including the novel antibiotic Ramoplanin which is in a Phase III clinical trial."

Focusing on Late-Stage Development—Ramoplanin

With the aim of moving downstream into product development and commercialization, the Company set out to acquire, through licensing, a late-stage product opportunity that fit strategically with its core capabilities. In October 2001, the Company acted aggressively to license rights in the U.S. and Canada to Ramoplanin, a novel antibiotic for the prevention of bloodstream infections, from Biosearch Italia S.p.A., formerly part of Hoechst Marion Roussel (now Aventis). When acquired, Ramoplanin had completed Phase I and Phase II clinical trials and enrollment in a Phase III trial was underway.

Ramoplanin is in development for the prevention of bloodstream infections caused by strains of enterococci known as vancomycin-resistant enterococci (VRE). For thirty years, vancomycin was considered the antibiotic of last resort for enterococcal bloodstream infections. However, the widespread use of vancomycin and other antibiotics has increased the prevalence of resistance. Twenty years ago, there were no documented cases of VRE. In 1999, more than 25% of enterococcal infections in the intensive care unit (ICU) were caused by VRE, a 47% increase from 1994. Today, some urban hospitals on the East Coast of the U.S. report VRE colonization in as many as 32% of patients.

PHASE II DATA PUBLISHED IN *CLINICAL AND INFECTIOUS DISEASE*, HIGHLIGHTS VRE SUPPRESSION ACTIVITY OF RAMOPLANIN

SEPT 2001

As long as VRE remains in the gastrointestinal tract—referred to as "colonization"—it does not usually pose an immediate health risk. However, for certain patients-at-risk VRE migrate from the gut to the bloodstream, causing a potential life-threatening infection called bacteremia. At-risk patients include those in ICUs, undergoing chemotherapy, receiving multiple antibiotics or experiencing prolonged hospital stays. Given VRE's rapid spread and the inherent difficulty in treating blood-borne infections, VRE have received significant attention from both the medical and public health communities. Most VRE are resistant not only to vancomycin, but also to other common antibiotics. Enterococci are now the second most common cause of bloodstream infection acquired in the ICUs in the United States. VRE bloodstream infections in ICUs have been associated with a crude mortality rate of over 50%.



Richard Labaudiniere, Ph.D.
Senior Vice President, Research and Development

OBTAINED LICENSE FOR RAMOPLANIN IN U.S. AND CANADA FROM BIOSEARCH ITALIA S.p.A; PHASE III TRIAL ONGOING

OCT 2001

Given the high morbidity and mortality of VRE bloodstream infections and the limited treatment options for acute infections, a great deal of focus within the infectious disease community has been placed on infection control practices within the hospital to prevent VRE transmission and infection. The FDA has also granted Ramoplanin Fast Track status in the U.S., reflecting the urgent medical need and lack of current treatment options. The FDA grants Fast Track status for products that may offer significant improvements in the treatment of serious disease.

Ramoplanin is a new chemical entity with a novel mechanism of action—and the potential to be a first-in-class antibiotic agent. In preclinical studies, it has been shown to be bactericidal for clinically-significant, gram-positive species, including methicillin-resistant staphylococci, *Clostridium difficile* and VRE. In a Phase II, multicenter, double blind placebo-controlled trial, oral Ramoplanin was well tolerated. In addition, after seven days of treatment, 90% of the treated patients who were colonized with VRE at the beginning of the study had no detectable VRE, compared to all placebo recipients who were still colonized with VRE. Ramoplanin is currently in a 950-patient Phase III clinical trial at more than 40 U.S. sites. The study is designed to demonstrate whether oral prophylaxis with Ramoplanin reduces the incidence of VRE bloodstream infections in cancer patients known to carry VRE in their intestines. The current Phase III trial is more than one-third enrolled, and we expect to file a New Drug Application (NDA) in 2004.

RESEARCHERS REPORT ACTIVITY OF RAMOPLANIN AGAINST INTESTINAL BACTERIA AT ICAAC

DEC 2001

To broaden the market for the product candidate, we expect to initiate an additional clinical trial for Ramoplanin, either in a new patient population or for a second indication. Recognizing that being a product-focused company entails having a portfolio of different opportunities, we also are working to in-license another clinical development drug candidate.

ENROLLMENT ONE-THIRD COMPLETE IN PHASE III CLINICAL TRIAL PLANNED FOR 950 PATIENTS AT MORE THAN 40 U.S. SITES

EARLY 2002



"Last year, following strict criteria for strategic fit and medical niche, we mapped a pathway to acquire a late-stage product candidate. Ramoplanin has the potential to be a first-in-class antibiotic to prevent life-threatening bloodstream infections caused by a drug-resistant organism."

Ramoplanin is orally administered, but not absorbed systemically

PARTNERSHIP IS A TWO-WAY STREET.





Biofilms cause a large number of catheter-related infections



Martin Williams

Senior Vice President, Corporate Development and Marketing

THE STAMINA TO KEEP UP WITH THE PACK.



Bacterial and Fungal Infections—Core Product Alliances

EXPANDED INTERNAL DRUG DISCOVERY PROGRAM THROUGH COLLABORATION WITH CETEK FOR IDENTIFICATION OF NOVEL DRUG LEADS

MARCH 2001

ANTI-FUNGAL PRODUCT ALLIANCE WITH SCHERING-PLOUGH TRANSITIONS TO PHARMACEUTICAL PARTNER FOR PRODUCT DISCOVERY AND DEVELOPMENT

SEPT 2001

We have long been a leader in the use of genomics to discover new drugs for the treatment of bacterial and fungal infections. In addition to the clinical development of Ramoplanin, we have two ongoing discovery and development collaborations with Schering-Plough that focus on new treatments for drug-resistant bacterial infections and novel anti-fungals. Additionally, we have partnered with AstraZeneca to develop treatments for ulcers and with bioMérieux to develop diagnostics for bacterial infections. In addition to these alliances, we have a joint venture with ArQule, Inc. to discover and develop new broad-spectrum antibiotics and we continue to invest in important internal bacterial and fungal research programs.

Our first and most advanced alliance in infectious diseases was formed in 1995 when Genome Therapeutics and AstraZeneca began collaborating to identify and validate gene targets for the development of drugs to treat or prevent ulcers caused by *Helicobacter pylori (H. pylori)*. AstraZeneca, an established market leader in the ulcer field with its drug Prilosec® ($5.6 billion in annual sales), announced earlier this year that a lead compound series had advanced to optimization, an important step in the drug discovery process prior to the commencement of clinical trials. Through December 31, 2001, the Company had received $13 million of a potential $23 million in sponsored research and milestone payments, excluding royalties.

The Company's first alliance with Schering-Plough was established in 1995 to identify and validate gene targets for the development of drugs to treat *Staph. aureus* and other pathogens that have become resistant to current antibiotics. The program is currently in high-throughput screening utilizing validated targets and assays transferred to Schering-Plough. The Company's sponsored research was completed in March 2002. At the end of 2001, the Company had received $21 million from a potential of $46 million in sponsored research and milestone payments, excluding royalties.

The second Schering-Plough collaboration, established in 1997, focuses on identifying new validated fungal targets for the development of drugs to treat fungal infections. Schering-Plough, a market leader in the field of drugs

"With the mounting resistance of bacteria to current antibiotics, the race for novel infectious disease products has never been more pressing. Genome Therapeutics is an established leader in understanding the genetic composition of these organisms and identifying new drug targets for the development of next generation therapeutics and diagnostics."

ALLIANCE WITH SCHERING-PLOUGH TO DEVELOP BROAD-SPECTRUM ANTI-BIOTICS TRANSITIONS TO PHARMACEUTICAL PARTNER FOR PRODUCT DISCOVERY AND DEVELOPMENT

EARLY 2002

ASTRAZENECA ADVANCES LEAD COMPOUND SERIES FOR OPTIMIZATION IN ALLIANCE TO DEVELOP ANTI-ULCER PRODUCTS

EARLY 2002

targeted against fungal infections, is seeking to develop next generation antifungal medications. Currently, validated targets and screening assays transferred to Schering-Plough are in high-throughput screening. As of year's end, the Company had received $12 million from a potential of $33 million in sponsored research and milestone payments, exclusive of any royalties.

In addition to the above alliances, the Company has two other collaborations in place for infectious disease as well as its own internal discovery efforts. The first is a strategic alliance with bioMérieux to develop, manufacture and sell *in vitro* pathogen diagnostics. The second is aimed at the discovery of novel small molecule antibacterials in a joint venture with ArQule that combines our validated targets, assays and compound profiling capabilities with their Parallel Track™ Drug Discovery Platform. To date, the collaboration has identified 12 targets for screening, selected several chemical series poised for further characterization and commenced *in vitro* and *in vivo* testing of certain compounds.

Our internal drug discovery effort focuses on complementary infectious disease opportunities. We have launched two new programs: to identify essential bacterial genes through our PathoEssential™ platform and to identify genes involved in biofilm formation—the coating created by bacterial cells to adhere to inert surfaces, such as catheters. Bacterial biofilms are inherently resistant to antibiotics. In fact, The Centers for Disease Control has estimated organisms growing in this protected mode cause 65% of all infections treated by physicians.

Chronic Human Diseases—Large Unmet Medical Needs

In the past year, our Human Genetics programs have yielded three landmark gene discoveries, publication and discussion in leading journals and at conferences, and milestone payments, including a $5 million payment from Wyeth—the largest in our history.

IDENTIFIED FIRST ASTHMA SUSCEPTIBILITY GENE IN LARGE DIVERSE POPULATION

FEB 2001

Osteoporosis

Osteoporosis is a major health problem characterized by low bone mass that affects more than 200 million people worldwide and approximately one-third of post-menopausal women. In the U.S. alone, osteoporosis contributes to more than 1.5 million bone fractures per year. Estimated direct expenditures in the United States for osteoporosis and associated fractures are $13.8 billion per year.

In collaboration with Creighton University, Genome Therapeutics obtained access to data from related individuals who exhibit high bone mass. The Company believes identifying the gene that creates this trait may lead to the discovery of novel drugs for treating osteoporosis by increasing bone mass, as opposed to current treatment protocols that arrest bone deterioration. In 1999, we partnered with Wyeth to develop drugs based upon this genetic research. In the past year, the Company announced discovery of a unique osteogenic gene and pathway associated with high bone mass. Because of this scientific discovery, we achieved an important milestone with Wyeth that resulted in an extension of our sponsored research through December 2002 and a milestone payment to the Company of $5 million. This important scientific finding was also published in the *American Journal of Human Genetics*. At the end of 2001, the Company had received $8 million of a potential of $118 million, in sponsored research and milestone payments, exclusive of royalties. Just prior to publication of this report, this alliance entered high-throughput screening for drug candidates.

RECEIVED $5 MILLION MILESTONE FROM WYETH IN OSTEOPOROSIS ALLIANCE

JUNE 2001

ANNOUNCED PUBLICATION OF UNIQUE OSTEOGENIC GENE ASSOCIATED WITH HIGH BONE MASS IN *AMERICAN JOURNAL OF HUMAN GENETICS*

DEC 2001

Asthma

According to the World Health Organization, asthma affects over 155 million people worldwide and its incidence appears to be rising dramatically. In the United States alone, the disease incidence has doubled over the past two decades. It is estimated that the annual care associated with this disease exceeds $15 billion in total costs.

"Scientific accomplishments in our alliances are marked with milestone payments from our pharmaceutical partners. This year we received the largest milestone payment in our history, $5 million from Wyeth associated with discovery of the High Bone Mass gene."

In December 1996, we formed an alliance with Schering-Plough to use our disease gene identification strategies to identify genes involved in the development of asthma. Schering-Plough is a recognized leader in the field of allergy and respiratory care, with products such as Afrin®, a leading pharmaceutical in the branded nasal spray market, and the Claritin® line of antihistamines. During 2001, the Company announced that it had discovered a novel asthma susceptibility gene and later identified a second gene, both of which have been transferred to Schering-Plough. Most importantly, the program has advanced into high-throughput screening for drug candidates. Schering-Plough has again extended our alliance through the end of 2002, and at the end of 2001, the Company had received $38 million of a total potential of $81 million in sponsored research and milestone payments, exclusive of royalties.

SCHERING-PLOUGH ADVANCED ASTHMA ALLIANCE INTO HIGH-THROUGHPUT SCREENING FOR DRUG CANDIDATES

EARLY 2002

Genome Therapeutics, with its integrated suite of technologies, tools and data management capabilities will continue to explore opportunities in chronic human disease where the experience of working with groups of patients who suffer from diseases with a significant inherited component will provide the potential for new alliances.



ROUNDING THE BEND OF NEW DISCOVERY



Stephen Cohen
Senior Vice President, Chief Financial Officer



Automated liquid handling system ensures high-quality data



NEARING THE [illegible] AND TRAINING FOR THE NEXT RACE.



Lynn Doucette-Stamm, Ph.D.
Vice President and General Manager, GenomeVision™ Services



Innovative 384-well DNA preparation system accelerates production

GenomeVision™ Services—The Genesis of the Company

CONTRACTED BY WYETH-LEDERLE VACCINES TO IDENTIFY COMPLETE DNA MAP OF PATHOGENIC ORGANISM

FEB 2001

CONTRIBUTED TO PUBLICATION OF FIRST DRAFT OF HUMAN GENOME IN *NATURE*

FEB 2001

The roots of Genome Therapeutics are deep in genetic sequencing and for years the Company has been known for its high-quality, industrial-scale sequencing capability, primarily serving the National Human Genome Research Institute. Utilizing this sequencing strength, we developed and introduced to the market the PathoGenome™ Database, which contains proprietary and publicly available genetic information from over 30 microbial organisms in a highly finished and functionally annotated sequence.

In 1999, the Company was awarded approximately $30 million in contracts by the government to support the Human Genome Project and the Mouse Genome Sequencing Network. In 2000, the Company was also named as one of two primary centers for the Rat Genome Sequencing Program. Through the end of 2001, the Company had earned $22 million from these grants.

Scientific processes are very complex and those that require genomic sequencing are no different. GenomeVision™ Services prides itself on developing quality processes that are important for its own internal discovery efforts, but equally important in its performance under contracts with the government. This commitment to quality may be the

"The race to create a rough draft of the Human Genome Project was completed in 2000. In the past year, GenomeVision™ Services has worked to help finish that draft. That work, along with projects for biotechnology and pharmaceutical companies, is expected to help us continue to grow our franchise in 2002."

AVENTIS EXTENDS SUBSCRIPTION TO PATHOGENOME™ DATABASE

APRIL 2001

PRESENTED NOVEL HIGH-THROUGHPUT SNP ASSAY AT COLD SPRING HARBOR CONFERENCE

MAY 2001

GENERATED MORE THAN $17 MILLION IN REVENUES FOR 2001; 27% INCREASE

DEC 2001

reason that GenomeVision™ Services was initially the only non-academic organization selected to participate in these important scientific projects. With these processes well established, it made sense for Genome Therapeutics to extend these service offerings commercially to pharmaceutical, biotech and academic institutions.

Utilizing these government contracts as the starting point for developing a commercial business, Genome Therapeutics launched its full-scale sequencing center in the summer of 1999. Since that time, the Company has built its technology to support both the center and internal research programs.

Many companies today need the expertise and quality of a highly professional sequencing operation, but do not want to invest in developing that capability. Instead, they turn to industry-recognized experts to achieve their sequencing needs. Our services include: 1) library construction; 2) custom or regular sequencing services processing in excess of 10,000 samples a day with a capacity of 16 Megabases; 3) confirmation sequencing that adds a level of independence and quality to a customer's internal sequencing operation; 4) project finishing, assembly and annotation —the important final steps in any sequencing project; 5) SNP discovery and screening utilizing proprietary SNP Prospector™ software for scoring or a patented Exo-Proofreading SNP assay for screening, and; 6) quality control testing and validation, a service for customers that gives them comfort in their own internal processes.

The PathoGenome™ Database, originally introduced in 1997, includes highly organized and functionally-annotated proprietary and publicly available microbial genomic information for thirty-three different organisms, nearly half of which are not available in the public domain. If new anti-infectives products are developed utilizing information in the PathoGenome™ Database, by any of our pharmaceutical subscribers including Bayer, Bristol-Myers Squibb, Schering-Plough and Aventis, Genome Therapeutics would receive royalty payments on the resulting product sales.

Today, the Company serves dozens of pharmaceutical, biotech and academic customers. In 2001, the Company's non-governmental service revenues doubled in size and are poised to grow further in 2002.


Target Discovery
Gene/Target Validation
High-Throughput Screening
Lead Optimization
CLINICAL DEVELOPMENT
Phase I
Phase II
Phase III
Product Launch
Ramoplanin
Genome Therapeutics
Anti-Ulcer
AstraZeneca
Broad-Spectrum Antibiotics
Schering-Plough
Asthma
Schering-Plough
Anti-Fungal
Schering-Plough
Osteoporosis
Wyeth
Infectious Disease Diagnostics
bioMérieux
Infectious Disease
ArQule

Management's Discussion & Analysis of Financial Condition and Results of Operations

OVERVIEW

We are a biopharmaceutical company focused on the discovery and development of pharmaceutical and diagnostic products. We have eight established product development programs. Our lead product candidate, Ramoplanin, is in Phase III clinical trials for the prevention of bloodstream infections caused by vancomycin-resistant enterococci (VRE). We have six alliances with pharmaceutical companies including Schering-Plough, AstraZeneca, Wyeth-Ayerst and bioMerieux, and a joint venture with ArQule. In addition to these eight projects, we have a portfolio of earlier stage internal drug discovery programs. We also maintain an active service business, GenomeVision™ Services, providing drug discovery services to pharmaceutical and biotechnology companies and to the National Human Genome Research Institute.

We receive payments under our bioPharmaceutical business from our product discovery alliances based on license fees, contract research and milestone payments during the term of the alliance. We also receive payments under our GenomeVision Services business from selling, as a contract service business, high quality genomic sequencing information to our customers, including pharmaceutical companies, biotechnology companies, governmental agencies, and academic institutions. In addition, under our GenomeVision Services business, subscribers to our PathoGenome™ Database pay access fees for the information they obtain. We anticipate that our alliances will result in the discovery and commercialization of novel pharmaceutical, vaccine and diagnostic products. In order for a product to be commercialized based on our research, it will be necessary for our product discovery partner to conduct preclinical tests and clinical trials, obtain regulatory clearances, manufacture, sell, and distribute the product. Accordingly, we do not expect to receive royalties based upon product revenues for many years, if at all.

Our primary sources of revenue are from alliance agreements with pharmaceutical company partners, subscription agreements to our PathoGenome Database and government research grants and contracts. Currently, we have six product discovery alliances and one joint venture, of which we currently receive contract research funding from three of these alliances. In August 1995, we entered into an alliance with AstraZeneca to develop pharmaceutical, vaccine and diagnostic products effective against gastrointestinal infections or any other disease caused by H. pylori. In August 1999, the contract research under the alliance concluded and the program transitioned into AstraZeneca's pipeline. We are entitled to receive additional milestone payments and royalties based upon the development by AstraZeneca of any products from the research alliance. In December 1995, we entered into an alliance with Schering-Plough. Under this alliance, Schering-Plough can use our Staph. aureus genomic database to identify new gene targets for the development of novel antibiotics. As of December 31, 2001, we had substantively completed our research obligations under this alliance and had turned over validated drug targets and assays to Schering-Plough for high-throughput screening. In December 1996, we entered into our second research alliance with Schering-Plough to identify genes and associated proteins that Schering-Plough can utilize to develop new pharmaceuticals for treating asthma. In September 1997, we established our third research alliance with Schering-Plough for the development of new pharmaceutical products to treat fungal infections. As of December 31, 2001, we had substantively completed our research obligations under this alliance and had turned over validated drug targets and assays to Schering-Plough for high-throughput screening. In September 1999, we entered into a strategic alliance with bioMerieux to develop, manufacture and sell in vitro pathogen diagnostic products for human clinical and industrial applications. As part of the strategic alliance, bioMerieux purchased a subscription to our PathoGenome Database and made an equity investment. In December 1999, we entered into a strategic alliance with Wyeth-Ayerst to develop drugs based on our genetic research to treat osteoporosis. In September 2000, we entered into a joint venture with ArQule, Inc. to identify novel anti-infective drug compounds.

In May 1997, we introduced our PathoGenome Database and sold our first subscription. Since that date, we have continued to contract with subscribers on a non-exclusive basis, and, as of December 31, 2001, we had seven subscribers. Under our agreements, the subscribers receive non-exclusive access to information relating to microbial organisms in our PathoGenome Database. Subscriptions to the database generate revenue over the term of the subscription with the potential for royalty payments to us from future product sales. We do expect to see a revenue decline in subscription fees over the next two years as subscribers substantially complete data mining of PathoGenome.

Since 1989, the United States government has awarded us a number of research grants and contracts related to government genomics programs. The scope of the research covered by grants and contracts encompasses technology development, sequencing production, technology automation, and disease gene identification. These programs strengthen our genomics technology base and enhance the expertise of our scientific personnel. In July 1999, we were named as one of the nationally funded DNA sequencing centers of the international Human Genome Project. We are entitled to receive funding from the National Human Genome Research Institute (NHGRI) of up to $17.4 million through February 2003, of which all funds have been appropriated and $12.0 million had been received through December 31, 2001. In October 1999, the NHGRI named us as a pilot center to the Mouse Genome Sequencing Network. We are entitled to receive $13.4 million in funding over forty-one months with respect to this agreement, of which all funds have been appropriated and $10.4 million had been received through December 31, 2001. In August 2000, we were named one of two primary centers for the Rat Sequencing Program from NHGRI. As part of the agreement, we will use remaining funding under the mouse award, as well as a portion of the remaining funding under the human award, to participate in this rat genome initiative.

In October 2001, we acquired an exclusive license in the United States and Canada for a novel antibiotic, Ramoplanin, from Biosearch Italia S.p.A (Biosearch). We will assume responsibility for the product development in the United States of Ramoplanin, currently in Phase III clinical trials. The agreement provides us with exclusive rights to develop and market oral Ramoplanin in the U.S. and Canada. Biosearch will retain all other rights to market and sell Ramoplanin. In addition, we are obligated to purchase bulk material from Biosearch and fund the completion of clinical trials, purchase bulk material, and pay a royalty on product sales. The combined total of bulk product purchases and royalties is expected to be approximately 26% of our net product sales.

We have incurred significant operating losses since our inception. As of December 31, 2001, we had an accumulated deficit of approximately $82.1 million. Our losses are primarily from costs associated with prior operating businesses and research and development expenses. These costs have often exceeded our revenues generated by our alliances, subscription agreements and government grants. Our results of operations have fluctuated from period to period and may continue to fluctuate in the future based upon the timing, amount and type of funding. We expect to incur additional operating losses in the future.

We are subject to risks common to companies in our industry including unproven technology and business strategy, reliance upon collaborative partners and others, uncertainty of regulatory approval, uncertainty of pharmaceutical pricing, rapid technological change, history of operating losses, need for future capital, competition, patent and proprietary rights, dependence on key personnel, healthcare reform and related matters, availability of, and competition for, unique family resources, and volatility of our stock.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, SFAS No. 142, Goodwill and Other Intangible Assets and SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. SFAS No. 142 addresses how intangible assets that are acquired should be accounted for in financial statements upon their acquisition and also how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements.

Beginning on January 1, 2002, with the adoption of SFAS No. 142, goodwill and certain purchased intangibles existing on June 30, 2001, will no longer be subject to amortization over their estimated useful life. Rather, the goodwill and certain purchased intangibles will be subject to an assessment for impairment based on fair value. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS No. 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires recognition of a liability for an asset retirement obligation in the period in which it is occurred. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 142 did not have a material impact on the Company's financial position or results of operations. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement supercedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Under this Statement, it is required that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of this Statement to have a material impact on its financial position or results of operations.

CRITICAL ACCOUNTING POLICIES

In December 2001, the SEC requested that reporting companies discuss their most "critical accounting policies" in management's discussion and analysis of financial condition and results of operations. The SEC indicated that a "critical accounting policy" is one that is important to the portrayal of a company's financial condition and operating results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. For a detailed discussion on the application of this and other accounting policies, see Note 1 in the Notes to the Consolidated Financial Statements of this Annual Report on Form 10-K. The Company's preparation of this Annual Report on Form 10-K requires it to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of its financial statements, and the reported amounts of revenues and expenses during the reported period. The actual results differ from those estimates.

Revenue Recognition. BioPharmaceutical revenues consist of license fees, contract research and milestone payments from alliances with pharmaceutical companies. GenomeVision Services revenues are from government grants, fees received from custom gene sequencing and analysis services and subscription fees from the PathoGenome Database. Revenues from contract research, government grants, the PathoGenome Database subscription fees, and custom gene sequencing and analysis services are recognized over the respective contract periods as the services are provided. License fees and milestone payments are recognized as earned in accordance with Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition. Milestone payments will be recognized upon achievement of the milestone as long as the milestone is deemed to be substantive and we have no other performance obligations related to the milestone. Unbilled costs and fees represent revenue recognized prior to billing. Deferred revenue represents amounts received prior to revenue recognition.

Clinical Trial Estimates. Our clinical development trials related to Ramoplanin are primarily performed by outside parties. It is not unusual at the end of each accounting period to estimate both the total cost of the trials and the percent completed as of that accounting date. We then need to adjust our estimates when final invoices are received. To date, these adjustments have not been material to our financial statements, and we believe that the estimates that we made as of December 31, 2001 are reflective of the actual expenses incurred as of that date. However, readers should be cautioned that the possibility exists that the timing or cost of certain trials might be longer or shorter and cost more or less than we have estimated and that the associated financial adjustments would be reflected in future periods.

RESULTS OF OPERATIONS

Years Ended December 31, 2000 and 2001

Revenues. Total revenues increased 40% from $25,445,000 in 2000 to $35,741,000 in 2001. BioPharmaceutical revenue increased 56% from $11,851,000 in 2000 to $18,438,000 in 2001 primarily due to increased milestone payments under our product discovery alliances with Wyeth-Ayerst and Schering-Plough.

Revenue from GenomeVision Services increased 27% from $13,594,000 in 2000 to $17,302,000 in 2001 due to increased revenue recognized under our commercial sequencing business of approximately $935,000, as well as increased revenue recognized under our government grants with the National Human Genome Research Institute to participate in the Human Genome and Mouse (Rat) Genome sequencing projects of approximately $3,175,000.

Costs and Expenses. Total costs and expenses increased 45% from $33,780,000 in 2000 to $48,978,000 in 2001. Cost of services increased 39% from $11,715,000 in 2000 to $16,153,000 in 2001 primarily due to increased costs and expenses associated with the increase in GenomeVision Services revenue, as mentioned above. The increase consisted primarily of higher labor and material costs.

Research and development expenses include internal research and development, research funded pursuant to arrangements with our strategic alliance partners, as well as clinical development costs and expenses. Research and development expenses increased 58% from $15,191,000 in 2000 to $24,058,000 to 2001. This planned increase was primarily due to costs related to the acquisition and clinical development of Ramoplanin of approximately $5,549,000, as well as increased investment in our internal drug discovery programs, specifically in the area of anti-infectives and chronic human diseases, of $4,138,000.

Selling, general and administrative expenses increased 28% from $6,875,000 in 2000 to $8,767,000 in 2001 reflecting an expansion in the areas of corporate development, sales and marketing and clinical development administrative expenses. The increase consisted of an increase in payroll and related expenses, as well as recruiting and consulting expenses.

Interest Income and Expense. Interest income increased 15% from $3,331,000 in 2000 to $3,839,000 in 2001 reflecting an increase in funds available for investment as a result of (i) proceeds received from the sale of common stock through a public offering in 2000 and 2001, (ii) proceeds received from the exercise of stock options, and (iii) proceeds received from our employee stock purchase plan.

Interest expense decreased 18% from $843,000 in 2000 to $692,000 in 2001. The decrease was due to a decrease in our outstanding balances under long-term obligations from approximately $7.8 million at December 31, 2000 to $5.6 million at December 31, 2001.

Years Ended December 31, 1999 and 2000

Revenues. Total revenues increased slightly by 2% from $24,828,000 in 1999 to $25,445,000 in 2000. BioPharmaceutical revenue decreased 35% from $18,162,000 in 1999 to $11,851,000 in 2000 primarily due to decreased contract research revenue and milestone payments under our product discovery alliances.

Revenue from GenomeVision Services increased 104% from $6,665,000 in 1999 to $13,594,000 in 2000 primarily due to increased revenue recognized under our commercial sequencing business of approximately $691,000, as well as increased revenue recognized under our government grants with the National Human Genome Research Institute to participate in the Human Genome and Mouse (Rat) Genome sequencing projects of approximately $6,779,000.

Costs and Expenses. Total costs and expenses increased 15% from $29,389,000 in 1999 to $33,780,000 in 2000. Cost of services increased 157% from $4,560,000 in 1999 to $11,715,000 in 2000 primarily due to increased costs and expenses associated with the increase in GenomeVision Services revenue, as mentioned above. The increase consisted primarily of higher labor and material costs.

Research and development expenses include internal research and development, research funded pursuant to arrangements with our strategic alliance partners, as well as clinical development costs and expenses. Research and development expenses decreased 25% from $20,376,000 in 1999 to $15,191,000 to 2000. This reduction in research and development expenses was primarily attributable to a decline in our internal drug discovery programs and research funded under our product discovery alliances during 2000.

Selling, general and administrative expenses increased 54% from $4,453,000 in 1999 to $6,875,000 in 2000 primarily due to increases in payroll and related expenses, non-cash charges related to the issuance of stock options and restricted stock awards, as well as increased shareholder communication expenses caused by an expanded shareholder base.

Interest Income and Expense. Interest income increased 124% from $1,488,000 in 1999 to $3,331,000 in 2000 reflecting primarily an increase in funds available for investment as a result of (i) proceeds received from the sale of common stock through a public offering in 2000, (ii) proceeds received from the exercise of stock options, and (iii) proceeds received from our employee stock purchase plan.

Interest expense decreased 3% from $867,000 in 1999 to $843,000 in 2000. The decrease was due to a decrease in our outstanding balances under long-term obligations from approximately $8.9 million at December 31, 1999 to $7.8 million at December 31, 2000.

Liquidity and Capital Resources. Our primary sources of cash have been payments received from product discovery alliances, subscription fees, government grants, borrowings under equipment lending facilities and capital leases and proceeds from sale of equity securities.

As of December 31, 2001, we had cash, cash equivalents, restricted cash and short-term and long-term investments of approximately $67,341,000. In 2001, we sold 127,500 shares of common stock in a series of transactions through the Nasdaq National Market, resulting in proceeds received of approximately $1,706,000, net of issuance costs. In 2001, we also issued 352,950 shares of common stock related to the exercise of stock options and our employee stock purchase plan, resulting in proceeds received of approximately $1,204,000. In 2000, we sold 1,500,000 shares of common stock in a series of transactions through the Nasdaq National Market, resulting in proceeds received of approximately $44,723,000, net of issuance costs. In 2000, we issued 1,288,943 shares of common stock related to the exercise of stock options and our employee stock purchase plan, resulting in proceeds received of approximately $3,528,000. In 1999, we also sold 678,610 shares of common stock to bioMerieux, a product discovery partner, resulting in proceeds received of approximately $3,732,000, net of issuance costs. In 1999, we also issued 472,459 shares of common stock related to the exercise of stock options, resulting in proceeds received of approximately $1,235,000.

We received payments of approximately $18,087,000, $17,399,000 and $22,866,000 in 2001, 2000 and 1999, respectively, from our product discovery partners consisting of up-front license fees, contract research funding, subscription fee, milestone payments and expense reimbursement.

We had various arrangements under which we financed certain office and laboratory equipment and leasehold improvements. We had an aggregate of approximately $5,632,000 outstanding under our borrowing arrangements at December 31, 2001. This amount is repayable over the next 34 months, of which $3,572,000 is repayable over the next 12 months. Under these arrangements, we are required to maintain certain financial ratios, including minimum levels of tangible net worth, total indebtedness to tangible net worth, minimum cash level, debt service coverage and minimum restricted cash balances. We had no additional borrowing capacity under these capital lease agreements at December 31, 2001. In February 2002, we entered into an additional line of credit for $3,500,000, of which $500,000 will be used to refinance a portion of the existing line of credit and the remaining $3,000,0000 to be used to finance office and laboratory equipment.

Our operating activities used cash of approximately $3,091,000 in 2001 primarily due to an increase in our net loss and prepaid expenses and other assets, as well as a decrease in deferred revenue. These uses of cash were partially offset by a decrease in interest receivable, accounts receivable and unbilled costs and fees, as well as an increase in accounts payables and accrued liabilities. Our operating activities provided cash of approximately $3,011,000 in 2000 and used cash of approximately $1,616,000 in 1999.

Our investing activities provided cash of approximately $20,017,000 in 2001 through the conversion of marketable securities to cash and cash equivalents, partially offset by purchases of marketable securities, equipment and additions to leasehold. Our investing activities used cash of approximately $45,568,000 and $2,467,000 in 2000 and 1999, respectively, to purchase marketable securities, equipment and additions to leasehold, partially offset the conversion of marketable securities to cash and cash equivalents.

Capital expenditures totaled $3,706,000 during 2001 consisting of leasehold improvements and purchases of laboratory, computer, and office equipment. We utilized existing capital lease and equipment financing arrangements to finance the majority of these capital expenditures. We currently estimate that we will acquire approximately $5,000,000 in capital equipment in 2002 consisting of primarily computers, laboratory equipment, and additions to leasehold improvement and we intend to finance the majority of theses purchases under new financing arrangements.

Financing activities used cash of approximately $2,217,000 and $205,000 in 2001 and 1999, respectively, primarily for payments of long-term obligations, partially offset by proceeds received from the sale of equity securities, exercise of stock options, and employee stock purchase plan. Financing activities provided cash of approximately $43,636,000 in 2000 primarily from proceeds received from the sale of equity securities, exercise of stock options, and employee stock purchase plan, net of payments of long-term obligations.

At December 31, 2001, we had net operating loss and tax credits (investment and research) carryforwards of approximately $93,767,000 and $6,642,000, respectively, available to reduce federal taxable income and federal income taxes, respectively, if any. Net operating loss carryforwards are subject to review and possible adjustment by the Internal Revenue Service and may be limited, in the event of certain cumulative changes in ownership interests of significant shareholders over a three-year period in excess of 50%. Additionally, certain of these losses are expiring due to the limitations of the carryforward period.

We believe that our existing capital resources are adequate for approximately two years under our current rate of investment in research and development. There is no assurance, however, that changes in our plans or events affecting our operations will not result in accelerated or unexpected expenditures.

On March 5, 2002, we sold convertible notes to two institutional investors in a private placement transaction, raising $15 million in gross proceeds. The notes may be converted into shares of our common stock at the option of the holder, at a price of $8.00 per share, subject to certain adjustments. The maturity date of the notes is December 31, 2004, provided, that if any time on or after December 31, 2003 the Company maintains a net cash balance (i.e., cash and cash equivalents less obligations for borrowed money bearing interest) of less than $35 million, then the holders of the notes can require that all or any part of the outstanding principal balance of the notes plus all accrued but unpaid interest be repaid. Interest on the notes accrues at 6% annually. The investors also received warrants to purchase up to 487,500 shares of common stock at an exercise price of $8.00 per share, subject to certain adjustments. The warrants only become exercisable to the extent the notes are converted or if certain other redemptions or repayments of the notes occur.

We plan to continue to invest in our internal research and development programs, including our lead candidate, Ramoplanin, currently in Phase III clinical development. We expect to incur $15-20 million in Phase III clinical development expenditures through the end of 2002.

We expect to seek additional funding in the future through public or private financing. Additional financing may not be available when needed, or if available, it may not be on terms acceptable to us. To the extent that we raise additional capital by issuing equity or convertible debt securities, ownership dilution to stockholders will result.

In 2000, we entered into two separate interest-rate-swap agreements with a bank aggregating approximately $1,900,000. Under these agreements, we pay a fixed rate of 8.78% and receive a variable rate tied to the one month LIBOR rate. As of December 31, 2001, the variable rate was 3.83%. These swap agreements meet the required criteria, as defined in SFAS No. 133 to use special hedge accounting, and we have recorded an unrealized loss of $30,830 at December 31, 2001, through other comprehensive income, for the change in the fair value of the swap agreements. At February 28, 2002, this debt had been paid off in its entirety and the interest-rate-swap agreements expired.

We generally place our marketable security investments in high quality credit instruments, as specified in our investment policy guidelines; the policy also limits the amount of credit exposure to any one issue, issuer, and type of instrument. We do not expect any material loss from our marketable security investments and therefore believe that our potential interest rate exposure is limited.

This document and other documents we have filed with the Securities and Exchange Commission contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management's judgment regarding future events. Forward-looking statements typically are identified by use of terms such as "may," "will," "should," "plan," "expect," "intend," "anticipate," "estimate," and similar words, although some forward-looking statements are expressed differently. All forward-looking statements, other than statements of historical fact, included in this report regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements. We cannot guarantee the accuracy of the forward-looking statements, nor do we plan to update these forward-looking statements. You should be aware that our actual results could differ materially from those contained in the forward looking statements due to a number of risks affecting our business, including our ability and the ability of our alliance partners to (i) successfully develop products based on the Company's genomics information, (ii) obtain the necessary governmental approvals, (iii) effectively commercialize any products developed before our competitors and (iv) obtain and enforce intellectual property rights, as well as the risk factors set forth in the Annual Report on Form 10-K for the year ended December 31, 2001 and those set forth in other filings that we may make with the Securities and Exchange commission from time to time.

Report of Independent Public Accountants

TO GENOME THERAPEUTICS CORP.:

We have audited the accompanying consolidated balance sheets of Genome Therapeutics Corp. and subsidiary (the Company) as of December 31, 2000 and 2001, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Genome Therapeutics Corp. and subsidiary as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Boston, Massachusetts
February 23, 2002

Consolidated Balance Sheets

	December 31, 2000	December 31, 2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 10,095,817	$ 24,805,385
Short–term investments (held–to–maturity)	51,743,917	29,961,540
Interest receivable	1,466,808	1,074,726
Accounts receivable	827,106	513,885
Unbilled costs and fees	796,072	164,465
Prepaid expenses and other current assets	900,547	1,583,320
Total current assets	65,830,267	58,103,321
Property and Equipment, at cost:		
Laboratory and scientific equipment	18,823,063	20,918,535
Leasehold improvements	8,302,308	8,798,842
Equipment and furniture	1,134,320	1,267,854
	28,259,691	30,985,231
Less—Accumulated depreciation	15,225,148	19,091,703
	13,034,543	11,893,528
Restricted Cash (Note 2)	200,000	200,000
Long–term Investments (held–to–maturity)	10,970,153	11,839,045
Warrant (available–for–sale)	—	535,279
Other Assets	216,041	168,425
	$ 90,251,004	$ 82,739,598
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Current maturities of long–term obligations	$ 4,499,696	$ 3,571,578
Accounts payable	1,296,511	2,092,593
Accrued expenses	3,712,757	4,832,713
Deferred revenue	4,720,234	3,449,959
Total current liabilities	14,229,198	13,946,843
Long–term Obligations, net of current maturities	3,334,354	2,060,817
Commitments (Note 4)		
Shareholders' Equity:		
Common stock, $0.10 par value — Authorized — 50,000,000 shares Issued and outstanding — 22,288,658 and 22,772,170 shares at December 31, 2000 and 2001, respectively	2,228,866	2,277,217
Additional paid–in capital	143,018,548	146,509,995
Accumulated deficit	(71,963,333)	(82,053,635)
Deferred compensation and note receivable from officer (Note 6(e))	(596,629)	(506,088)
Accumulated other comprehensive income	—	504,449
Total shareholders' equity	72,687,452	66,731,938
	$ 90,251,004	$ 82,739,598

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

	Year Ended December 31, 1999	2000	2001
Revenues:			
BioPharmaceutical	$ 18,162,056	$ 11,851,091	$ 18,438,286
GenomeVision™ services	6,665,529	13,594,143	17,302,239
Total revenues	24,827,585	25,445,234	35,740,525
Costs and Expenses:			
Cost of services	4,559,588	11,714,955	16,152,707
Research and development	20,376,271	15,190,531	24,057,760
Selling, general and administrative	4,453,252	6,874,579	8,767,229
Total costs and expenses	29,389,111	33,780,065	48,977,696
Loss from operations	(4,561,526)	(8,334,831)	(13,237,171)
Interest Income (Expense):			
Interest income	1,488,250	3,330,625	3,839,260
Interest expense	(866,799)	(842,633)	(692,391)
Net interest income	621,451	2,487,992	3,146,869
Net loss	$ (3,940,075)	$ (5,846,839)	$ (10,090,302)
Net Loss per Common Share:			
Basic and diluted	$ (0.21)	$ (0.27)	$ (0.45)
Weighted Average Common Shares Outstanding:			
Basic and diluted	18,627,045	21,376,685	22,572,427

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity & Comprehensive Income

	Common Stock Shares	Common Stock $0.10 Par Value	Additional Paid-In Capital	Accumulated Deficit	Deferred Compensation & Note Receivable From Officer	Accumulated Other Comprehensive Income	Total Shareholders' Equity	Comprehensive Income
Balance, December 31, 1998	18,348,646	$ 1,834,865	$ 88,029,084	$ (62,176,419)	$ (130,293)	—	$ 27,557,237	—
Sale of common stock, net of issuance costs of $17,885	678,610	67,861	3,664,254	—	—	—	3,732,115	—
Exercise of stock options	472,459	47,245	1,187,509	—	—	—	1,234,754	—
Deferred compensation from grant of stock options	—	—	1,366,574	—	(1,366,574)	—	—	—
Amortization of deferred compensation and other stock–based compensation expense	—	—	—	—	259,462	—	259,462	—
Reversal of deferred compensation related to cancellation of stock options	—	—	(119,494)	—	119,494	—	—	—
Compensation expense related to grant of stock options	—	—	3,464	—	—	—	3,464	—
Net loss	—	—	—	(3,940,075)	—	—	(3,940,075)	(3,940,075)
Balance, December 31, 1999	19,499,715	1,949,971	94,131,391	(66,116,494)	(1,117,911)	—	28,846,957	(3,940,075)
Sale of common stock, net of issuance costs of $718,066	1,500,000	150,000	44,572,729	—	—	—	44,722,729	—
Exercise of stock options	1,280,612	128,062	3,184,327	—	—	—	3,312,389	—
Issuance of stock under employee stock purchase plan	8,331	833	214,723	—	—	—	215,556	—
Deferred compensation from grant of stock options	—	—	1,377,161	—	(1,377,161)	—	—	—
Amortization of deferred compensation and other stock–based compensation expense	—	—	—	—	1,436,660	—	1,436,660	—
Reversal of deferred compensation related to cancellation of stock options	—	—	(461,783)	—	461,783	—	—	—
Net loss	—	—	—	(5,846,839)	—	—	(5,846,839)	(5,846,839)
Balance, December 31, 2000	22,288,658	2,228,866	143,018,548	(71,963,333)	(596,629)	—	72,687,452	(5,846,839)
Sale of common stock, net of issuance costs of $44,622	127,500	12,750	1,693,017	—	—	—	1,705,767	—
Exercise of stock options	251,354	25,135	736,584	—	—	—	761,719	—
Issuance of stock under employee stock purchase plan	74,596	7,460	434,410	—	—	—	441,870	—
Issuance of restricted common stock and loan to officer (Note 6[e])	24,000	2,400	(2,400)	—	(163,000)	—	(163,000)	—
Deferred compensation from grant of stock options	—	—	647,942	—	(647,942)	—	—	—
Issuance of stock under directors deferred stock plan	6,062	606	(606)	—	—	—	—	—
Amortization of deferred compensation and other stock based compensation expense	—	—	—	—	883,983	—	883,983	—
Reversal of deferred compensation related to cancellation of stock options	—	—	(17,500)	—	17,500	—	—	—
Unrealized gain on long–term investment (available for sale)	—	—	—	—	—	535,279	535,279	535,279
Unrealized loss on derivative instruments	—	—	—	—	—	(30,830)	(30,830)	(30,830)
Net loss	—	—	—	(10,090,302)	—	—	(10,090,302)	(10,090,302)
Balance, December 31, 2001	22,772,170	$ 2,277,217	$146,509,995	$ (82,053,635)	$ (506,088)	$ 504,449	$ 66,731,938	$ (9,585,853)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31, 1999	2000	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (3,940,075)	$ (5,846,839)	$ (10,090,302)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities–			
Depreciation and amortization	3,973,001	4,471,722	4,807,379
Loss on disposal of equipment and leasehold improvements	362,534	665,207	39,355
Amortization of deferred compensation	262,926	1,436,660	883,983
Changes in assets and liabilities–			
Interest receivable	(274,095)	(612,005)	392,082
Accounts receivable	(806,527)	(10,787)	313,221
Unbilled costs and fees	(317,216)	1,220,195	631,607
Prepaid expenses and other current assets	(34,174)	(323,730)	(682,773)
Accounts payable	210,409	305,954	796,082
Accrued expenses	(46,230)	1,049,809	1,089,126
Deferred revenue	(1,006,212)	654,545	(1,270,275)
Net cash (used in) provided by operating activities	(1,615,659)	3,010,731	(3,090,515)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of investments	(23,129,394)	(69,013,466)	(47,526,465)
Proceeds from sale of investments	22,880,646	23,860,411	68,439,950
Purchases of property and equipment	(2,514,394)	(460,835)	(944,278)
Decrease in other assets	296,372	46,167	47,616
Net cash (used in) provided by investing activities	(2,466,770)	(45,567,723)	20,016,823
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from sale of common stock	3,732,115	44,722,729	1,705,767
Proceeds from exercise of stock options	1,234,754	3,312,389	761,719
Proceeds from issuance of stock under the employee stock purchase plan	—	215,556	441,870
Note receivable from officer	(120,000)	120,000	(163,000)
Payments on long–term obligations	(5,052,021)	(4,734,876)	(4,963,096)
Net cash (used in) provided by financing activities	(205,152)	43,635,798	(2,216,740)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(4,287,581)	1,078,806	14,709,568
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,304,592	9,017,011	10,095,817
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 9,017,011	$ 10,095,817	$ 24,805,385
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Interest paid during the year	$ 866,800	$ 842,633	$ 692,391
Income taxes paid during the year	$ 31,800	$ 8,231	$ 60,000
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Equipment acquired under capital leases	$ 1,126,597	$ 3,691,840	$ 2,761,441
Unrealized gain on warrant	$ —	$ —	$ 535,279
Unrealized loss on derivative instruments	$ —	$ —	$ (30,830)

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Genome Therapeutics Corp. and subsidiary (the Company) is a biopharmaceutical company focused on the discovery and development of pharmaceutical and diagnostic products. The Company has eight established product development programs. The Company's lead product candidate, Ramoplanin, is in Phase III clinical trials for the prevention of bloodstream infections caused by vancomycin-resistant enterococci (VRE). The Company has six alliances with pharmaceutical companies including Schering-Plough, AstraZeneca, Wyeth-Ayerst and bioMerieux, and a joint venture with ArQule. In addition to these eight projects, the Company has a portfolio of earlier stage internal drug discovery programs. The Company also maintains an active service business, GenomeVision™ Services, providing drug discovery services to pharmaceutical and biotechnology companies and to the National Human Genome Research Institute.

The accompanying consolidated financial statements reflect the application of certain accounting policies, as described in this note and elsewhere in the accompanying notes to the consolidated financial statements.

a. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Collaborative Securities Corp. (a Massachusetts Securities Corporation). All intercompany accounts and transactions have been eliminated in consolidation.

b. Revenue Recognition

BioPharmaceutical revenues consist of license fees, contract research and milestone payments from alliances with pharmaceutical companies. GenomeVision Services revenues are from government grants, fees received from custom gene sequencing and analysis services and subscription fees from the PathoGenome™ Database. Revenues from contract research, government grants, the PathoGenome Database subscription fees, and custom gene sequencing and analysis services are recognized over the respective contract periods as the services are provided. License fees and milestone payments are recognized in accordance with Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition. Milestone payments will be recognized upon achievement of the milestone as long as the milestone is deemed to be substantive and the Company has no other performance obligations related to the milestone. License fees are recognized ratably over the term of the license. Unbilled costs and fees represent revenue recognized prior to billing. Deferred revenue represents amounts received prior to revenue recognition.

c. Property and Equipment

Property and equipment, including leasehold improvements, are depreciated over their estimated useful lives using the straight-line method. The estimated useful life for leasehold improvements is the lesser of the term of the lease or the estimated useful life of the assets. The majority of the Company's equipment and leasehold improvements are financed through bank lines of credit.

	Estimated Useful Life
Laboratory Equipment	5 Years
Computer Equipment & Licenses	3 Years
Office Equipment	5 Years
Furniture & Fixtures	5 Years

d. Net Loss Per Share

Basic and diluted earnings per share were determined by dividing net loss by the weighted average shares outstanding during the period. Diluted loss per share is the same as basic loss per share for all periods presented, as the effect of the potential common stock is antidilutive. Antidilutive securities which consist of stock options, directors' deferred stock and unvested restricted stock that are not included in diluted net loss per share were 3,762,856, 3,320,113 and 3,773,990 shares at December 31, 1999, 2000 and 2001, respectively.

e. Concentration of Credit Risk

SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosure of any significant off-balance-sheet and credit risk concentrations. At December 31, 2001, the Company had entered into two interest-rate-swap agreements with a bank. The Company has no other off-balance-sheet or concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains its cash and cash equivalents and investment balances with several nonaffiliated institutions.

The Company maintains reserves for the potential write-off of accounts receivable. To date, the Company has not written off any significant accounts.

The following table summarizes the number of customers that individually comprise greater than 10% of total revenues and their aggregate percentage of the Company's total revenues:

	Number of Significant Customers	Percentage of Total Revenues		
		A	B	C
Year ended December 31,				
1999	1	71%	9%	–
2000	2	35%	36%	–
2001	3	31%	36%	18%

The following table summarizes the number of customers that individually comprise greater than 10% of total accounts receivable and their aggregate percentage of the Company's total accounts receivable:

Percentage of Total Accounts Receivable

	B	D	E	F	G	H	I
	–	–	–	–	–	–	–
At December 31,							
1999	–	11%	31%	–	–	35%	18%
2000	87%	–	–	–	–	–	–
2001	–	–	–	37%	29%	–	–

f. Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g. Financial Instruments

The estimated fair value of the Company's financial instruments, which includes cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable and long-term debt, approximates the carrying values of these instruments.

h. Derivative Instruments and Hedging Activities

The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, in 2001. SFAS No. 133 establishes standards for accounting and reporting derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. To manage the Company's exposure to movements in interest rates on its variable rate debt, the Company entered into two interest-rate-swap agreements. See Note 5 for further discussion.

i. Reclassifications

The Company has reclassified certain prior-year information to conform with the current year's presentation.

j. Comprehensive Income (Loss)

The Company has adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires disclosure of all components of comprehensive income (loss) on an annual and interim basis. Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. At December 31, 2001, the Company recorded approximately $535,000 to comprehensive income related to the value of a warrant and ($35,000) to comprehensive loss related to two interest-rate-swap agreements. See Notes 2 and 5 for further discussion.

k. Segment Reporting

The Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions as to how to allocate resources and assess performance. The Company's chief decision makers, as defined under SFAS No. 131, are the chief executive officer and chief financial officer. To date, the Company has viewed its operations and manages its business as principally two operating segments: GenomeVision Services and BioPharmaceutical. As a result, the financial information disclosed herein represents all of the material financial information related to the Company's two operating segments. All of the Company's revenues are generated in the United States and all assets are located in the United States.

	GenomeVision™ Services	BioPharmaceutical	Total
1999			
Revenues	$ 6,665,529	$ 18,162,056	$ 24,827,585
Gross profit	2,105,941	7,083,332	9,189,273
Company–funded research & development	—	9,297,547	9,297,547
2000			
Revenues	$ 13,594,143	$ 11,851,091	$ 25,445,234
Gross profit	1,879,188	3,715,045	5,594,233
Company–funded research & development	—	7,054,485	7,054,485
2001			
Revenues	$ 17,302,239	$ 18,438,286	$ 35,740,525
Gross profit	1,149,532	11,122,807	12,272,339
Company–funded research & development	—	16,742,281	16,742,281

The Company does not allocate assets by its operating segments.

l. Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, SFAS No. 142, Goodwill and Other Intangible Assets and SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. SFAS No. 142 addresses how intangible assets that are acquired should be accounted for in financial statements upon their acquisition and also how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements.

Beginning on January 1, 2002, with the adoption of SFAS No. 142, goodwill and certain purchased intangibles existing on June 30, 2001, will no longer be subject to amortization over their estimated useful life. Rather, the goodwill and certain purchased intangibles will be subject to an assessment for impairment based on fair value. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS No. 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires recognition of a liability for an asset retirement obligation in the period in which it is occurred. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 142 did not have a material impact on the Company's financial position or results of operations. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Under this Statement, it is required that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of this Statement to have a material impact on its financial position or results of operations.

2. CASH EQUIVALENTS AND INVESTMENTS

The Company applies the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. At December 31, 2000 and 2001, the Company's investments include short-term and long-term investments which are classified as held-to-maturity, as the Company has the positive intent and ability to hold these securities to maturity. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less. The Company's short-term and long-term investments include marketable securities with original maturities of greater than 90 days. Cash equivalents are carried at cost, which approximates market value, and consist of debt securities. Short-term and long-term investments are recorded at amortized cost, which approximates market value and consist of commercial paper and U.S. government debt securities. The average maturity of the Company's investments is approximately 7.5 months at December 31, 2001. At December 31, 2001, the Company had an unrealized gain of approximately $442,000, which is the difference between the amortized cost and the market value of the held to maturity investments.

The Company's investments also include a warrant to purchase 45,000 shares of common stock from Versicor, Inc. which was received in connection with its collaboration agreement with Versicor, Inc. dated March 10, 1997. The warrant was immediately vested and is exercisable through March 10, 2002. The Company is accounting for the warrant in accordance with SFAS No. 115 as an "available for sale security" and as a result, the warrant is record at fair value. Upon exercise, the shares received will be restricted and as a result the Company will not be able to liquidate its position in the shares for at least one year. At December 31, 2001, the Company had recorded an unrealized gain of $535,000 in other comprehensive income in its consolidated statements of shareholders' equity related to the appreciation in value of the warrant.

At December 31, 2000 and 2001, the Company's cash and cash equivalents and investments consisted of the following:

	2000	2001
Cash and Cash Equivalents:		
Cash	$ 9,245,817	$ 21,801,201
Debt securities	850,000	3,004,184
Total cash and cash equivalents	$ 10,095,817	$ 24,805,385
Investments:		
Short–term investments	$ 51,743,917	$ 29,961,540
Long–term investments	$ 10,970,153	$ 11,839,045
Warrant	—	535,279
Total investments	$ 62,714,070	$ 42,335,864

The Company also has $200,000 in restricted cash at December 31, 2000 and 2001 in connection with certain capital lease obligations (see Note 5).

3. INCOME TAXES

The Company applies SFAS No. 109, Accounting for Income Taxes, which requires the Company to recognize deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS No. 109 requires deferred tax assets and liabilities to be adjusted when the tax rates or other provisions of the income tax laws change.

At December 31, 2001, the Company had net operating loss and tax credit carryforwards of approximately $93,767,000 and $6,642,000, respectively, available to reduce federal taxable income and federal income taxes, respectively, if any. Net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and may be limited in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%.

The net operating loss and tax credit carryforwards expire approximately as follows:

Expiration Date	Net Operating Loss Carryforwards	Research Tax Credit Carryforwards	Investment Tax Credit Carryforwards
2002	$ 2,254,000	$ —	$ —
2003	697,000	—	—
2004	2,702,000	—	—
2005	1,456,000	80,000	—
2006—2021	86,658,000	6,525,000	37,000
	$ 93,767,000	$ 6,605,000	$ 37,000

The components of the Company's net deferred tax asset at the respective dates are as follows:

	December 31, 2000	2001
Net operating loss carryforwards	$ 36,538,000	$ 37,265,000
Research and development credits	5,816,000	6,605,000
Investment tax credits	37,000	37,000
Other, net	4,018,000	4,233,000
	46,409,000	48,140,000
Valuation allowance	(46,409,000)	(48,140,000)
	$ —	$ —

The valuation allowance has been provided due to the uncertainty surrounding the realization of the deferred tax assets.

4. COMMITMENTS

a. Lease Commitments

At December 31, 2001, the Company has operating leases for office and laboratory facilities, the last of which expires on November 15, 2006. Approximate minimum lease payments and facilities charges under the operating leases at December 31, 2001 are as follows:

Year ending December 31,	
2002	$ 1,028,000
2003	946,000
2004	1,100,000
2005	1,107,000
2006	1,073,000
	$ 5,254,000

Rental expense under these operating leases was approximately $1,009,000, $927,000 and $1,007,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

b. Employment Agreements

The Company has employment agreements with its executive officers, which provide for bonuses, as defined, and severance benefits upon termination of employment, as defined.

5. LONG-TERM OBLIGATIONS

In February 2000, the Company entered into an equipment line of credit under which it may finance up to $4,000,000 of laboratory, computer and office equipment. In December 2000, the Company increased the line of credit by $2,712,000 to $6,712,000. The Company, at its discretion, can enter into either operating or capital leases. The borrowings under operating leases are payable in 24 monthly installments and capital leases are payable in 36 monthly installments. As of December 31, 2001, the Company had entered into $256,000 in operating leases and $6,456,000 in capital leases. The interest rates under the capital leases range from 7.55% to 10.37%. The Company had no additional borrowing capacity under this line of credit at December 31, 2001. There are no covenants related to this agreement.

Over the last five years, the Company had entered into other lines of credit or capital lease arrangements under which it financed approximately $15,060,000 of laboratory, computer and office equipment, as well as facility renovations. The borrowings under these arrangements are payable in 36 to 48 monthly installments from the date of initiation. Interest rates range from 7.63% to 10.28%. The Company is required to maintain certain restricted cash balances, as defined. In addition, the Company is required to maintain certain financial ratios pertaining to minimum cash balances, tangible net worth and debt service coverage. As of December 31, 2001, the Company was in compliance with all covenants. The Company had no additional borrowing capacity under these other lines of credit or capital lease agreements at December 31, 2001.

In February 2002, the Company entered into an additional line of credit for $3,500,000, of which $500,000 will be used to refinance a portion of an existing line of credit. This line of credit is payable in twelve consecutive quarterly payments at the prevailing LIBOR rate (2.08% at February 28, 2002) plus 1 1/2 %. The Company is required to maintain certain financial ratios pertaining to minimum cash balances. As of December 31, 2001, the Company was in compliance with all covenants.

During 2000, the Company entered into two interest-rate-swap agreements to manage its exposure to movements in the interest rates on its variable rate debt. The swap agreements are cash flow hedges and are used to manage exposure to interest rate movement by effectively converting the variable rate to a fixed rate. Such instruments are matched with the underlying borrowings. SFAS No. 133 eliminates special hedge accounting if a swap agreement does not meet certain criteria, thus requiring the Company to reflect all changes in the fair value of the swap agreement in earnings in the period of change.

The Company entered into two separate interest-rate-swap agreements with a bank aggregating approximately $1,900,000. Under these agreements, the Company pays a fixed rate of 8.78% and receives a variable rate tied to the one month LIBOR rate. As of December 31, 2001, the variable rate was 3.83%. These swap agreements meet the required criteria, as defined in SFAS No. 133 to use special hedge accounting, and the Company has recorded an unrealized loss of $30,830 at December 31, 2001, through other comprehensive income, for the change in the fair value of the swap agreements. At February 28, 2002, this debt had been paid off in its entirety and the interest-rate-swap agreements expired.

Finance payments under long-term obligations at December 31, 2001 are as follows:

Year ending December 31,

2002	$ 3,881,339
2003	1,727,572
2004	432,459
Total minimum lease payments	6,041,370
Less—Amount representing interest	408,975
Present value of total minimum lease payments	5,632,395
Less—Current portion	3,571,578
	$ 2,060,817

6. SHAREHOLDERS' EQUITY

a. Stock Options

The Company has granted stock options to key employees and consultants under its 1991, 1993, 1995 and 1997 Stock Option Plans, as well as the 2001 Incentive Plan. The Stock Option and Compensation Committee of the Board of Directors determines the purchase price and vesting schedule applicable to each option grant. In addition, under separate agreements not covered by any plan, the Company has granted certain key employees and directors of the Company, options to purchase common stock.

The Company granted nonqualified stock options for the purchase of 65,000 and 10,000 shares of common stock to consultants during fiscal years 1997 and 1999, respectively. The options were granted with an exercise price equal to the fair market value price at the date of grant and vest ratably over the contract period, as defined. In accordance with Emerging Issues Task Force (EITF) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services, the Company will measure the fair value of the options as they vest using the Black-Scholes option pricing model. The Company has charged $29,750, $281,636 and $3,160 to operations for the years ended December 31, 1999, 2000 and 2001, respectively, related to the grant of these options.

During 2000, the Company granted to certain employees the right to receive 154,616 shares of common stock. The employees received the common stock in two equal installments on the anniversary of the grant date. The Company recorded deferred compensation of $647,942 related to the grant of these rights to receive the common stock, which will be amortized to expense over the period the shares are earned. Since the inception of this program, employees who resigned from the Company forfeited 62,915 shares of the restricted stock.

The Company records deferred compensation when stock options, restricted stock and other stock-based awards are granted at an exercise price per share that is less than the fair market value on the date of the grant. Deferred compensation is recorded in an amount equal to the excess of the fair market value per share over the exercise price times the number of options or shares granted. Deferred compensation is being recognized as an expense over the vesting period of the underlying options. During the years ended 1999, 2000 and 2001, the Company recorded $1,366,574, $1,377,161 and $647,942, respectively, of deferred compensation. The Company recorded compensation expense of approximately $262,926, $1,436,660 and $883,983 for the years ended December 31, 1999, 2000 and 2001, respectively. During 1999, 2000 and 2001, in connection with the termination of several employees, the Company reversed $119,494, $461,783 and $17,500, respectively, of unamortized deferred compensation due to the cancellation of options.

There were 2,734,903 common shares available for future grant at December 31, 2001. The following is a summary of all stock option activity:

	Number of Shares	Exercise Price Range	Weighted Ave. Price
Outstanding, December 31, 1998	3,622,570	$0.20–14.50	$ 3.63
Granted	1,121,479	0.00– 9.25	3.60
Exercised	(472,459)	0.20– 8.31	2.61
Cancelled	(632,232)	0.00–14.50	5.35
Outstanding, December 31, 1999	3,639,358	0.00–14.50	3.45
Granted	1,198,004	0.00–66.00	14.89
Exercised	(1,280,612)	0.00–14.72	2.59
Cancelled	(381,769)	0.00–66.00	4.44
Outstanding, December 31, 2000	3,174,981	0.00–66.00	7.99
Granted	865,640	1.80–16.08	7.87
Exercised	(251,354)	0.00–14.72	3.03
Cancelled	(143,403)	0.00–39.38	11.74
Outstanding, December 31, 2001	3,645,864	$0.00–66.00	$ 8.15
Exercisable, December 31, 2001	1,951,126	$0.10–66.00	$ 5.73
Exercisable, December 31, 2000	1,607,085	$0.00–14.72	$ 4.10
Exercisable, December 31, 1999	2,091,258	$1.56–14.50	$ 2.87

The range of exercise prices for options outstanding and options exercisable at December 31, 2001 are as follows:

	Weighted Average Remaining Contractual Life of Options Outstanding	Options Outstanding		Options Exercisable	
Range of Exercise Prices	(In Years)	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 0.00–3.38	2.98	994,202	$ 1.95	841,161	$ 1.81
3.52–4.88	7.34	464,290	4.35	430,184	4.34
5.05–7.50	8.82	400,754	6.73	71,027	7.03
7.56–9.50	6.02	495,956	8.65	321,133	8.88
9.80–14.72	8.96	1,186,349	13.77	261,052	14.49
15.97–66.00	8.56	104,313	23.20	26,569	24.15
Total	6.69	3,645,864	$ 8.15	1,951,126	$ 5.73

b. Sale of Common Stock

In September 1999, the Company sold 678,610 shares of its common stock to bioMerieux as part of a strategic alliance agreement (see Note 8 (c)). The Company received $3,732,115 in proceeds from the sale of common stock, net of issuance costs of $17,885.

In June and July of 2000, the Company sold 1,500,000 shares of its common stock in a series of transactions through the Nasdaq National Market at an average price of $31.01 per share resulting in proceeds of $44,722,729, net of issuance costs of $718,066.

In June and July of 2001, the Company sold 127,500 shares of its common stock in a series of transactions through the Nasdaq National Market at an average price of $13.73 per share resulting in proceeds of $1,705,767, net of issuance costs of $44,622.

c. Pro Forma Disclosure of Stock-based Compensation

SFAS No. 123, Accounting for Stock-Based Compensation requires the measurement of the fair value of stock options or warrants granted to employees to be included in the consolidated statement of operations or, alternatively, disclosed in the notes to consolidated financial statements. The Company has determined that it will continue to account for stock-based compensation for employees and nonemployee directors under APB Opinion No. 25 and elect the disclosure-only alternative under SFAS No. 123. The Company has computed the pro forma disclosures required under SFAS No. 123 for stock options granted in 1999, 2000 and 2001 using the Black-Scholes option-pricing model. The weighted average assumptions used for 1999, 2000 and 2001 and certain weighted average data are as follows:

	1999	2000	2001
Risk–free interest rate	5.10%–6.38%	5.36%–6.71%	4.31%–5.24%
Expected dividend yield	—	—	—
Expected life	5 years	5 years	5 years
Expected volatility	72%	87%	87%
Weighted average fair market value at grant date	$3.28	$11.45	$6.25

The pro forma effect of these option grants for the years ended December 31, 1999, 2000 and 2001 is as follows:

	As Reported	Pro Forma
1999		
Net loss	$ (3,940,075)	$ (4,498,680)
Net loss per share	$ (0.21)	$ (0.24)
2000		
Net loss	$ (5,846,839)	$ (7,175,564)
Net loss per share	$ (0.27)	$ (0.34)
2001		
Net loss	$ (10,090,302)	$ (16,700,952)
Net loss per share	$ (0.45)	$ (0.74)

The resulting pro forma compensation expense may not be representative of the amount to be expected in future years, as the pro forma expense may vary based on the number of options granted. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

d. 1997 Directors' Deferred Stock Plan

In January 1998, the Company's stockholders approved the 1997 Directors' Deferred Stock Plan (the 1997 Directors' Plan) covering 150,000 shares of common stock. The shares will be granted as services are performed by members of the Company's Board of Directors. As of December 31, 2001, the Company granted 39,012 shares of restricted common stock under the 1997 Directors' Plan. These shares are issued at the end of the three-year period or earlier if the individual ceases to serve as a member of the Company's Board of Directors. As of December 31, 2001, 6,862 shares of restricted common stock were vested under the 1997 Directors' Plan.

e. Note Receivable from Officer

On March 28, 2001, the Company loaned $163,000 to an officer of the Company to allow him to pay income tax liabilities associated with a restricted stock grant of 24,000 shares. The loan bears interest at 4% and is payable in full on December 31, 2004 and may be extended by either party to December 31, 2006. The loan may also be extended beyond December 31, 2006 upon mutual consent. The principal amount of the note is non-recourse as it is secured only by the 24,000 shares of restricted stock. The interest portion of the loan is full-recourse as it is secured by the officer's assets. The Company issued these shares to the officer for no consideration and as a result recorded deferred compensation of approximately $347,000, which will be amortized over the vesting period of the award, which is forty-eight months.

f. Employee Stock Purchase Plan

On February 28, 2000, the Company adopted an Employee Stock Purchase Plan under which eligible employees may contribute up to 15% of their earnings toward the semi-annual purchase of the Company's common stock. The employees' purchase price will be 85% of the fair market value of the common stock at the time of grant of option or the time at which the option is deemed exercised, whichever is less. No compensation expense will be recorded in connection with the plan. As of December 31, 2001, the Company has issued 82,927 shares under this plan.

7. INCENTIVE SAVINGS 401 (K) PLAN

The Company maintains an incentive savings 401(k) plan (the Plan) for the benefit of all employees. In February 2002, the Company changed its match to 50% of the first 6% of salary from 100% of the first 2% of salary and 50% of the next 2% of salary, limited to the first $100,000 of annual salary. The Company contributed $229,732, $201,759 and $251,157 to the Plan for the years ended December 31, 1999, 2000 and 2001, respectively.

8. ALLIANCES—BIOPHARMACEUTICAL

a. AstraZeneca

In August 1995, the Company entered into a strategic alliance with AstraZeneca (Astra), formerly Astra Hassle AB, to develop drugs, vaccines and diagnostic products effective against peptic ulcers or any other disease caused by H. pylori. The Company granted Astra exclusive access to the Company's H. pylori genomic sequence database and exclusive worldwide rights to make, use and sell products based on the Company's H. pylori technology. The agreement provided for a four-year research alliance (which ended in August 1999) to further develop and annotate the Company's H. pylori genomic sequence database, identify therapeutic and vaccine targets and develop appropriate biological assays.

Under this agreement, Astra agreed to pay the Company, subject to the achievement of certain product development milestones, up to $23.3 million (and possibly a greater amount if more than one product is developed under the agreement) in license fees, expense allowances, research funding and milestone payments. The Company has received a total of $13.5 million in license fees, expense allowances, milestone payments and research funding under the Astra agreement through December 31, 2001.

The Company will also be entitled to receive royalties on Astra's sale of products protected by the claims of patents licensed exclusively to Astra by the Company pursuant to the agreement or the discovery of which was enabled in a significant manner by the genomic database licensed to Astra by the Company. The Company has the right, under certain circumstances, to convert Astra's license to a nonexclusive license in the event that Astra is not actively pursuing commercialization of the technology.

The Company recognized approximately $620,000, $6,000 and $0 in revenue under the agreement during the years ended December 31, 1999, 2000 and 2001, respectively.

b. Schering-Plough

In December 1995, the Company entered into a strategic alliance and license agreement (the December 1995 agreement) with Schering Corporation and Schering-Plough Ltd. (collectively, Schering-Plough) providing for the use by Schering-Plough of the genomic sequence of Staph. aureus to identify and validate new gene targets for development of drugs to target Staph. aureus and other pathogens that have become resistant to current antibiotics. As part of this agreement, the Company granted Schering-Plough exclusive access to the Company's proprietary Staph. aureus genomic sequence database. The Company agreed to undertake certain research efforts to identify bacteria-specific genes essential to microbial survival and to develop biological assays to be used by Schering-Plough in screening natural product and compound libraries to identify antibiotics with new mechanisms of action.

Under this agreement, Schering-Plough paid an initial license fee and agreed to fund the research program through March 31, 2002. Under this agreement, Schering-Plough agreed to pay the Company a minimum of $21.4 million in an up-front license fee, research funding and milestone payments. Subject to the achievement of additional product development milestones, Schering-Plough agreed to pay the Company up to an additional $24 million in milestone payments.

The agreement grants Schering-Plough exclusive worldwide rights to make, use and sell pharmaceutical and vaccine products based on the genomic sequence databases licensed to Schering-Plough and on the technology developed in the course of the research program. The Company will be entitled to receive royalties on Schering-Plough's sale of therapeutic products and vaccines developed using the technology licensed. As of December 31, 2001, the Company had substantively completed its research obligations under this alliance and had turned over validated drug targets and assays to Schering-Plough for high-throughput screening. A total of $21.4 million has been received through December 31, 2001.

Under the December 1995 agreement, the Company recognized approximately $2,344,000, $1,887,000 and $1,570,000 in revenue during the years ended December 31, 1999, 2000 and 2001, respectively.

In December 1996, the Company entered into its second strategic alliance and license agreement (the December 1996 agreement) with Schering-Plough. This agreement calls for the use of genomics to discover new pharmaceutical products for treating asthma. As part of the agreement, the Company will employ its high-throughput disease gene identification, bioinformatics, and genomics sequencing capabilities to identify genes and associated proteins that can be utilized by Schering-Plough to develop pharmaceuticals and vaccines for treating asthma. Under this agreement, the Company has granted Schering-Plough exclusive access to (i) certain gene sequence databases made available under this research program, (ii) information made available to the Company under certain third-party research agreements, and (iii) an exclusive worldwide right and license to make, use and sell pharmaceutical and vaccine products based on the rights to develop and commercialize diagnostic products that may result from this alliance.

Under this agreement (and subsequent extensions), Schering-Plough paid an initial license fee and an expense allowance to the Company and agreed to fund the research program through at least December 2002. In addition, upon completion of certain scientific developments, Schering-Plough has made or will make milestone payments, as well as pay royalties based upon sales of therapeutics products developed from this collaboration. If all milestones are met and the research program continues for its full term, total payments to the Company will approximate $81.0 million, excluding royalties. Of the total potential payments, approximately $36.5 million represents license fees and research payments, and $44.5 million represent milestone payments based on achievement of research and product development milestones. A total of $38.5 million has been received through December 31, 2001.

Under the December 1996 agreement, the Company recognized approximately $9,280,000, $4,711,000 and $8,084,000 in revenue during the years ended December 31, 1999, 2000 and 2001, respectively.

In September 1997, the Company entered into a third strategic alliance and license agreement (the September 1997 agreement) with Schering-Plough to use genomics to discover and develop new pharmaceutical products to treat fungal infections.

Under this agreement, the Company will employ its bioinformatics, high-throughput sequencing and functional genomics capabilities to identify and validate genes and associated proteins as drug discovery targets that can be utilized by Schering-Plough to develop novel antifungal treatments. Schering-Plough will receive exclusive access to the genomic information developed in the alliance related to two fungal pathogens, Candida albicans and Aspergillus fumigatus. Schering-Plough will also receive exclusive worldwide rights to make, use and sell products based on the technology developed during the course of the research program. In return, Schering-Plough agreed to fund a research program through March 31, 2002. If all milestones are met and the research program continues for its full term, total payments to the Company will approximate $33.2 million, excluding royalties. Of the total potential payments, approximately $10.2 million represents contract research payments and $23.0 million represents milestone payments based on achievement of research and product development milestones. As of December 31, 2001, the Company had substantively completed its research obligations under this alliance and had turned over validated drug targets and assays to Schering-Plough for high-throughput screening. A total of $12.2 million has been received through December 31, 2001.

Under the September 1997 agreement, the Company recognized approximately $5,261,000, $1,912,000 and $1,137,000 in revenue for the years ended December 31, 1999, 2000 and 2001, respectively.

Under certain circumstances, the Company may have an obligation to give Schering-Plough a right of first negotiation to develop with the Company certain of its asthma and infectious disease related discoveries if it decides to seek a third party collaborator to develop such discovery.

c. BioMérieux Alliance

In September 1999, the Company entered into a strategic alliance with BioMérieux to develop, manufacture and sell in vitro diagnostic products for human clinical and industrial applications. As part of the alliance, bioMérieux purchased a subscription to the Company's PathoGenome™ Database (see Note 9), paid an up-front license fee, agreed to fund a research program for at least four years and pay royalties on future products. In addition, bioMérieux purchased $3.75 million of the Company's common stock. The total amount of research and development funding, excluding subscription fees, approximates $5.2 million for the four-year term of this agreement. The research and development funding will be recognized as the research services are performed over the four-year term of the agreement. Approximately $3.4 million has been received through December 31, 2001.

The Company recognized approximately $232,000, $1,469,000 and $1,173,000 in revenue during the years ended December 31, 1999, 2000 and 2001, respectively, which consisted of alliance research revenue and amortization of the up-front license fees.

d. Wyeth-Ayerst Laboratories

In December 1999, the Company entered into a strategic alliance with Wyeth-Ayerst Laboratories to develop novel therapeutics for the prevention and treatment of osteoporosis. The alliance will focus on developing therapeutics, utilizing targets based on the characterization of a gene associated with a unique high bone mass trait.

The agreement provides for the Company to employ its established capabilities in positional cloning, bioinformatics and functional genomics in conjunction with Wyeth-Ayerst's drug discovery capabilities and its expertise in bone biology and the osteoporotic disease process to develop new pharmaceuticals. Under the terms of the agreement, Wyeth-Ayerst paid the Company an up-front license fee, and funded a multi-year research program, which includes milestone payments and royalties on sales of therapeutics products developed from this alliance. If the research program continues for its full term and substantially all of the milestone payments are met, total payments to the Company, excluding royalties, would exceed $118 million. Approximately $8.1 million has been received through December 31, 2001.

The Company recognized approximately $1,640,000 and $6,485,000 in revenue during the years ended December 31, 2000 and 2001, respectively, which consisted of alliance research revenue milestone payments and amortization of the up-front license fees.

9. GENOMEVISION™ SERVICES

GenomeVision™ Services revenues are from government grants, fees received from custom gene sequencing and analysis and subscription fees from PathoGenome™ Database.

a. Database Subscriptions

The Company has entered into a number of PathoGenome Database subscriptions. The database subscriptions provide nonexclusive access to the Company's proprietary genome sequence database, PathoGenome Database, and associated information relating to microbial organisms. These agreements call for the Company to provide periodic data updates, analysis tools and software support. Under the subscription agreements, the customer pays an annual subscription fee and will pay royalties on any molecules developed as a result of access to the information provided by the PathoGenome Database. The Company retains all rights associated with protein therapeutic, diagnostic and vaccine use of bacterial genes or gene products.

b. National Human Genome Research Institute

In July 1999, the Company was named as one of the nationally funded DNA sequencing centers of the international Human Genome Project. The Company is entitled to receive funding from the National Human Genome Research Institute (NHGRI) of up to $17.4 million through February 2003, of which all funds have been appropriated.

In October 1999, the NHGRI named the Company as a pilot center to the Mouse Genome Sequencing Network. The Company is entitled to receive $13.4 million in funding through February 2003 with respect to this agreement, of which all funds have been appropriated. In August 2000, the Company was named one of two primary centers for the Rat Sequencing Program from NHGRI. As part of the agreement, we will use remaining funding under the mouse award, as well as a portion of the remaining funding under the human award, to participate in this rat genome initiative.

Funding under our government grants and research contracts is subject to appropriation each year by the U.S. Congress and can be discontinued or reduced at any time. In addition, we cannot be certain that we will receive additional grants or contracts in the future.

10. PRODUCT DEVELOPMENT

In October 2001, the Company acquired an exclusive license in the United States and Canada for a novel antibiotic, Ramoplanin, from Biosearch Italia S.p.A (Biosearch Italia). The Company will assume responsibility for the product development in the United States of Ramoplanin, currently in Phase III clinical trials. The agreement provides the Company with exclusive rights to develop and market oral Ramoplanin in the U.S. and Canada. Biosearch Italia will provide the bulk material for manufacture of the product and will retain all other rights to market and sell Ramoplanin.

Under the terms of this agreement, the Company paid Biosearch Italia an initial license fee of $2 million and is obligated to make payments of up to $8 million in a combination of cash and notes convertible into Company stock upon the achievement of specified milestones. In addition, the Company is obligated to purchase bulk material from Biosearch Italia and fund the completion of clinical trials and pay a royalty on product sales.

The Company expended approximately $5,549,000 and made cash payments of approximately $4,263,000 under this agreement during the year ended December 31, 2001, which consisted of the initial license fee and clinical development expenses.

11. QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly statement of operations data for each of the eight quarters in the period ended December 31, 2001. In the opinion of management, this information has been prepared on the same basis as the audited financial statements appearing elsewhere in this Annual Report, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results of operations.

	Quarter One	Quarter Two	Quarter Three	Quarter Four	Year
2000					
Revenues:					
BioPharmaceutical	$ 3,341,373	$ 2,872,424	$ 2,783,478	$ 2,853,816	$ 11,851,091
GenomeVision™ Services	3,668,813	3,301,520	3,141,373	3,482,437	13,594,143
Total revenues	7,010,186	6,173,944	5,924,851	6,336,253	25,445,234
Costs and Expenses:					
Cost of services	2,937,332	2,671,538	2,750,809	3,355,276	11,714,955
Research and development	3,638,769	3,522,553	3,754,546	4,274,663	15,190,531
Selling, general and administrative	1,835,662	1,198,426	1,711,451	2,129,040	6,874,579
Total costs and expenses	8,411,763	7,392,517	8,216,806	9,758,979	33,780,065
Loss from operations	(1,401,577)	(1,218,573)	(2,291,955)	(3,422,726)	(8,334,831)
Interest Income (Expense):					
Interest income	463,209	456,593	1,180,363	1,230,460	3,330,625
Interest expense	(198,607)	(217,749)	(210,751)	(215,526)	(842,633)
Net interest income	264,602	238,844	969,612	1,014,934	2,487,992
Net loss	$ (1,136,975)	$ (979,729)	$ (1,322,343)	$ (2,407,792)	$ (5,846,839)
Net Loss per Common Share:					
Basic and diluted	$ (0.06)	$ (0.05)	$ (0.06)	$ (0.11)	$ (0.27)
Weighted Average Common Shares Outstanding:					
Basic and diluted	20,309,912	20,696,487	22,215,971	22,284,371	21,376,685
2001					
Revenues:					
BioPharmaceutical	$ 3,557,570	$ 7,459,478	$ 2,917,389	$ 4,503,849	$18,438,286
Genome Vision™ Services	4,532,678	3,930,400	4,460,646	4,378,514	17,302,239
Total revenues	8,090,248	11,389,879	7,378,035	8,882,363	35,740,525
Costs and Expenses:					
Cost of services	3,680,816	3,430,803	4,633,058	4,408,030	16,152,707
Research and development	3,822,329	4,438,822	5,247,912	10,548,697	24,057,760
Selling, general and administrative	1,634,922	2,190,432	2,559,004	2,382,871	8,767,229
Total costs and expenses	9,138,067	10,060,057	12,439,974	17,339,598	48,977,696
Loss from operations	(1,047,819)	1,329,822	(5,061,939)	(8,457,235)	(13,237,171)
Interest Income (Expense):					
Interest income	1,143,795	986,723	1,055,631	653,111	3,839,260
Interest expense	(169,342)	(212,123)	(174,269)	(136,657)	(692,391)
Net interest income	974,453	774,600	881,362	516,454	3,146,869
Net loss	$ (73,366)	$ 2,104,422	$ (4,180,577)	$ (7,940,781)	$ (10,090,302)
Net Loss per Common Share:					
Basic and diluted	$ (0.00)	$ 0.09	$ (0.18)	$ (0.35)	$ (0.45)
Weighted Average Common Shares Outstanding:					
Basic and diluted	22,409,501	22,451,753	22,685,660	22,742,794	22,572,427

12. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31, 2000	2001
Payroll and related expenses	$ 1,717,108	$ 1,990,394
Facilities	466,678	463,279
Professional fees	242,273	108,375
License and other fees	435,434	183,724
Employee relocation	146,936	224,543
Clinical development	—	1,286,324
	704,328	576,074
	$ 3,712,757	$ 4,832,713

13. SUBSEQUENT EVENT (UNAUDITED)

On March 5, 2002, the Company sold convertible notes to two institutional investors in a private placement transaction, which resulted in $15 million in gross proceeds. The notes may be converted into shares of the Company's common stock at the option of the holder, at a price of $8.00 per share, subject to certain adjustments. The maturity date of the notes is December 31, 2004; provided, that if any time on or after December 31, 2003 the Company maintains a net cash balance (i.e., cash and cash equivalents less obligations for borrowed money bearing interest) of less than $35 million, then the holders of the notes can require that all or any part of the outstanding principal balance of the notes plus all accrued but unpaid interest be repaid. Interest on the notes accrues at 6% annually. The investors also received warrants to purchase up to 487,500 shares of common stock at an exercise price of $8.00 per share, subject to certain adjustments. The warrants only become exercisable to the extent the notes are converted or if certain other redemptions or repayments of the notes occur. The warrant was valued using the Black-Scholes Option Pricing Model and recorded as a discount to the debt in accordance with EITF 00-27. The discount will be amortized as interest expense over the term of the debt.

Market for the Registrant's Common Stock and Related Security Holder Matters

Our common stock is traded on the Nasdaq National Market System (ticker symbol "GENE"). The table below sets forth the range of high and low quotations for each fiscal quarter during 2001 and 2000 as furnished by the National Association of Securities Dealers Quotation System.

	2001		2000	
	High	Low	High	Low
First Quarter	$ 11.690	$ 4.750	$ 75.380	$ 12.880
Second Quarter	16.900	4.781	39.000	12.060
Third Quarter	15.450	4.010	34.500	18.130
Fourth Quarter	8.390	5.450	21.440	6.630

As of March 27, 2002, there were approximately 1,018 shareholders of record of our common stock.

We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business and that no dividends on our common stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of our Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, our capital requirements and general business conditions.

Selected Consolidated Financial Data

	For the Year Ended December 31,				
	1997	1998	1999	2000	2001
REVENUES:					
BioPharmaceutical	$ 11,132,294	$ 18,135,038	$ 18,162,056	$ 11,851,091	$ 18,438,286
GenomeVision™ Services	3,300,881	3,913,376	6,665,529	13,594,143	17,302,239
Total revenues	14,433,175	22,048,414	24,827,585	25,445,234	35,740,525
Net loss	(16,031,795)	(12,967,676)	(3,940,075)	(5,846,839)	(10,090,302)
Net loss per common share	(0.90)	(0.71)	(0.21)	(0.27)	(0.45)
Weighted average common shares outstanding	17,771,824	18,289,644	18,627,045	21,376,685	22,572,427
	As of December 31,				
Cash and cash equivalents, restricted cash, warrant and long and short–term investments	$ 44,492,461	$ 30,816,859	$ 26,778,026	$ 73,009,887	$ 67,341,249
Working capital	31,298,804	19,749,608	19,447,189	51,601,069	44,156,478
Total assets	61,230,003	48,920,973	45,443,236	90,251,004	82,739,598
Shareholders' equity	40,089,689	27,557,237	28,846,957	72,687,452	66,731,938

Annual Meeting

The Annual Meeting of Shareholders will be held on June 25 at Ropes & Gray, One International Place, 100 Oliver Street, 36th Floor, Boston, MA, at 10:00 AM.

SEC Form 10-K

Shareholders may obtain a copy of the Company's Annual Report on form 10-K filed with the Securities and Exchange Commission, including the financial schedules, by sending a written request to:

Investor Relations

Genome Therapeutics Corp.
100 Beaver Street
Waltham, MA 02453
investors@genomecorp.com

General Counsel

Ropes & Gray
One International Place
Boston, MA 02110

Corporate Headquarters

Genome Therapeutics Corp.
100 Beaver Street
Waltham, MA 02453
Phone: 781-398-2300
Fax: 781-893-9535
Website: www.genomecorp.com

Statements in this annual report that are not strictly historical are ``forward looking" statements as defined in the Private Securities Litigation Reform Act of 1995. A number of important factors could cause actual results to differ materially from those projected or suggested in the forward looking statement, including, but not limited to, the ability of the Company and its alliance partners to (i) successfully develop products (ii) obtain the necessary governmental approvals, (iii) effectively commercialize any products developed before its competitors and (iv) obtain and enforce intellectual property rights, as well as the risk factors described in Exhibit 99 of the Company's Annual Report on Form 10-K for the year ended December 31, 2001 and from time to time in the Company's other reports filed with the Securities and Exchange Commission.

Transfer Agent

Questions concerning taxpayer identification numbers, transfer procedures and other stock account matters should be addressed to the Stock Transfer Agent at:

Boston EquiServe
P.O. Box 8040
Boston, MA 02266
Website: www.equiserve.com
Phone: 781-575-3100

Board of Directors

Robert J. Hennessey
Chairman

Marc B. Garnick, M.D.
Executive Vice President and Chief Medical Officer, Praecis Pharmaceuticals, Inc.

Philip Leder, M.D.
John Emory Andrus Professor of Genetics and Chairman of the Department of Genetics, Harvard Medical School, Harvard University

Lawrence Levy
Chairman and President, Northern Ventures Corporation

Steven M. Rauscher
President and Chief Executive Officer, Genome Therapeutics Corp.

Norbert G. Riedel, Ph.D.
Chief Scientific Officer, Baxter International Inc.

David K. Stone
Partner, AGTC Funds

Senior Management Team

Steven M. Rauscher
President and Chief Executive Officer

Stephen Cohen
Senior Vice President and Chief Financial Officer

Richard Labaudiniere, Ph.D.
Senior Vice President, Research and Development

Martin Williams
Senior Vice President, Corporate Development and Marketing

Lynn Doucette-Stamm, Ph.D.
Vice President and General Manager, GenomeVision™ Services

Timothy S. Leach, M.D., M.P.H.
Vice President, Clinical and Medical Affairs

Joseph A. Pane
Vice President, Human Resources

Genome Therapeutics Corporation

100 BEAVER STREET

WALTHAM, MA 02453

P 781.398.2300 F 781.893.9535

www.genomecorp.com

Genome Therapeutics Corporation